June 2, 2023

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kathryn Jacobson, Senior Staff Accountant and Robert Littlepage, Accountant Branch Chief

Re:    Liberty Latin America Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
Form 8-K Filed May 8, 2023
File No. 001-38335

Dear Ms. Jacobson and Mr. Littlepage,

Set forth below is our response to the comment contained in the Staff’s letter to Christopher Noyes, Senior Vice President and Chief Financial Officer of Liberty Latin America Ltd. (the “Company” or “LLA”), dated May 18, 2023, regarding the LLA Form 8-K filed May 8, 2023 (the “May Form 8-K”). For your convenience, our response below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the May Form 8-K, as applicable and unless otherwise noted, and all page references in our responses are to the pages in the May Form 8-K, as applicable. Terms used but not defined herein have the meanings ascribed to them in the May Form 8-K, as applicable.

Form 8-K filed May 8, 2023

Non-GAAP Reconciliation for Consolidated Leverage Ratios, page 29

1.Comment: Your response to prior comment 3 states that your Consolidated Leverage Ratios are calculated to maintain consistency with the calculations set forth in the debt covenants included in the credit facility and/or bond agreements of each of your borrowing groups. Explain to us whether your presentation of leverage ratios is consistent with the material covenants of these credit agreements (including the Company's stand-alone credit agreements, if any).

Response:

As we use the terms, Consolidated Leverage Ratio and Consolidated Net Leverage Ratio (collectively, "Consolidated Ratios") reflect our view of the leverage ratios for Liberty Latin America on a consolidated basis. The basis of the calculations is set forth below.

LLA Consolidated Leverage Ratio

Our Consolidated Leverage Ratio is calculated using annualized Adjusted OIBDA for the last two quarters ("Annualized Adjusted OIBDA") instead of Adjusted OIBDA during the trailing twelve months in an effort to maintain consistency with the calculations set forth in the debt covenants included in the credit facility and/or bond indentures of our each of our borrowing groups ("Covenant Leverage Ratio"). The Covenant Leverage Ratio for each of our borrowing groups is calculated by annualizing the last two quarters of Covenant EBITDA (as described below). In future filings, we will add disclosures to make this point more clear.

As it relates to LLA, our Consolidated Leverage Ratio is calculated by dividing the principal amount of our debt by Annualized Adjusted OIBDA. Similarly, our Consolidated Net Leverage Ratio is calculated by dividing the principal amount of our debt less cash and cash equivalents by Annualized Adjusted OIBDA. Debt in both our Consolidated Leverage Ratio and our Consolidated Net Leverage Ratio includes liabilities related to vendor financing and finance lease obligations. Adjusted OIBDA in both our Consolidated Leverage Ratio and our

Consolidated Net Leverage Ratio represents the primary performance measure used by our chief operating decision maker to evaluate segment operating performance, as disclosed within the segment footnote of our Forms 10-K and 10-Q. A summary of Adjusted OIBDA for each of our reportable segments, and on a consolidated basis, for each of the three months ended March 31, 2023 and December 31, 2022 is set forth below, along with a column computing the last two quarters annualized.

	Three months ended
	March 31, 2023	December 31, 2022	Last two Quarters	Annualized Adjusted OIBDA
	in millions

C&W Caribbean	$140.2	$138.1	$278.3	$556.6
C&W Panama	43.5	57.2	100.7	201.4
C&W Networks & LatAm	63.6	79.7	143.3	286.6
Liberty Puerto Rico	134.4	120.2	254.6	509.2
Liberty Costa Rica	45.2	36.1	81.3	162.6
Corporate	(20.4)	(26.1)	(46.5)	(93.0)
Total	$406.5	$405.2	$811.7	$1,623.4

Borrowing Group Covenant Leverage Ratio
Our Covenant Leverage Ratio is defined in the credit facility and/or bond indentures of each of our borrowing groups. It is calculated by dividing the principal amount of debt outstanding less cash and cash equivalents ("Covenant Numerator") by Covenant EBITDA, as defined in the indentures, annualized based upon the last two quarters ("Covenant Denominator"). Unlike the calculation used to derive our Consolidated Ratios, as further described above, our Covenant Numerator excludes vendor financing and finance lease obligations. The Covenant Denominator calculations for our borrowing groups begins with an amount equivalent to Annualized Adjusted OIBDA for that borrowing group and is then adjusted for certain allowable items ("Covenant EBITDA"), as defined and permitted under the indentures for each of our borrowing groups. The adjustments permitted to Annualized Adjusted OIBDA that are made to derive Covenant EBITDA generally relate to (i) acquisitions, such as integration costs or expected synergies, (ii) corporate cost allocations, or (iii) unusual items, such as the impacts of hurricanes.
For illustration, the following table sets forth the calculation of Annualized Adjusted OIBDA as of March 31, 2023 for our Liberty Puerto Rico bond group.

	Three months ended
	March 31, 2023	December 31, 2022	Total
	in millions

Operating income	$61.6	$34.7	$96.3
Share-based compensation expense	1.8	1.3	3.1
Depreciation and amortization	55.9	69.4	125.3
Related-party fees and allocations	12.1	2.2	14.3
Impairment, restructuring and other operating items, net	3.0	12.6	15.6
Adjusted OIBDA	$134.4	$120.2	$254.6
Annualized Adjusted OIBDA			$509.2

To arrive at Covenant EBITDA, Annualized Adjusted OIBDA is adjusted for items permitted under Liberty Puerto Rico's indentures. These adjustments include the addition of certain central cost allocations, impacts of certain unusual items, which for the latest Covenant EBITDA calculation for Liberty Puerto Rico included the impact to Adjusted OIBDA for Hurricane Fiona, and certain integration costs incurred in the process of combining the acquired mobile business with our legacy fixed business in Puerto Rico. In addition, certain synergies expected from the combination of these two businesses are also incorporated into the calculation. These adjustments result in a total

Covenant EBITDA of $516 million, as compared to Annualized Adjusted OIBDA of $509 million set forth in the above table.

Pro-forma Leverage Ratio Considerations

We do not generally calculate our Consolidated Leverage Ratios on a pro-forma basis. The use of a consolidated leverage ratio calculated using the last two quarters of annualized Adjusted OIBDA generally results in a ratio that is meaningful to investors. Historically, we have calculated our Consolidated Leverage Ratio on a pro-forma basis only once. A pro-forma calculation was disclosed during the period of our most material acquisition, the acquisition of AT&T's mobile business in Puerto Rico during the fourth quarter of 2020. The coupling of the timing and size of the financing resulted in a distorted leverage ratio that was not meaningful. As such, we disclosed a pro-forma leverage ratio, which included the pre-acquisition results of the acquiree within the Annualized Adjusted OIBDA balance of our calculation. In cases where the impact of a transaction is not as material to the Consolidated Leverage Ratio calculation, we have disclosed the basis point impact to our Consolidated Ratios had we included the pro-forma results of the acquisition in our calculations. Given the use of Annualized Adjusted OIBDA in our calculation, pro forma calculations are not generally required to arrive at a meaningful ratio.

Overall and in summary, the calculations of our Consolidated Ratios are materially consistent with the calculations of our Covenant Leverage Ratios for each of our borrowing groups. While we are allowed to make permitted adjustments to the Covenant Numerator and Covenant Denominator in our Covenant Leverage Ratios, Annualized Adjusted OIBDA is the baseline metric used to derive both the Consolidated Ratios and Covenant Leverage Ratios.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned.
Very truly yours,
/s/ Christopher Noyes
Christopher Noyes - Senior Vice President and Chief Financial Officer
cc:     John M. Winter - Liberty Latin America Ltd.
Brian D. Zook - Liberty Latin America Ltd.
Beverly B. Reyes - Liberty Latin America Ltd.
Thomas M. Mount - KPMG LLP

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